Mail Stop 6010


	April 7, 2006


J. Robert Paulson, Jr.
Chief Executive Officer
Restore Medical, Inc.
2800 Patton Road
St. Paul, Minnesota 55113

Re:	Restore Medical, Inc.
	Registration Statement on Form S-1
	Filed March 13, 2006
	Registration No. 333-132368

Dear Mr. Paulson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2. Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

3. Please provide us with copies of any graphics you intend to use in your prospectus or confirm that you do not intend to use any graphics.

4. We note that you have created a number of acronyms that you use in various locations throughout the prospectus. If retained, please ensure that their meanings are clear when they are used in sections other than where they are defined or explained.

Prospectus Summary, page 1

5. Please expand your summary section to indicate some of the more significant challenges you face and the amount of your historical net losses.

Risk Factors, page 6

6. We note from your disclosure in the first paragraph on page 34 that generally your average selling price for international sales averaged approximately 50% of your United States average selling price. Please enhance your risk factor disclosure to indicate, if true, that your gross margins may decline due to increased international sales.

We depend on a few international third-party distributors..., page
11

7. Please identify the distributor that accounted for 11% of your total sales.

Dilution, page 22

8. Expand the last paragraph to quantify the increase in dilution and the change in the preceding table if you assume all outstanding options and warrants are exercised.

Selected Financial Data, page 23

9. Please revise the introductory paragraph to indicate the source of the statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

10. Please revise the last italicized sentences of your introduction to your "Management`s Discussion and Analysis" section to eliminate the implication that you have not described all material risks in your "Risk Factors" section, and revise your risk factors as necessary to include a discussion of all material risks.

Application of Critical Accounting Policies and Use of Estimates, page 28

- Stock-Based Compensation, page 30

11. You state that in the preparation of your consolidated financial statements you engaged an independent valuation firm to assist in determining the fair value of your common stock. As such, disclose the name of the expert and include the consent of the expert. You must provide a written consent under Securities Act Rule 436 as an exhibit to the filing.

Series C-1 Financing, page 31

12. Please briefly indicate why you are adjusting the conversion price of your Series C and Series C-1 preferred stock.

Results of Operations, page 33

13. We note throughout your MD&A discussion that you state that a change is primarily attributable to more than one case. In those instances, discuss and quantify the impact of all causes on your results of operations. Avoid just listing causes for an increase/decrease in a particular line item on your income statement.
For example, for general administrative expenses in 2005, you refer to increased expenses for the hiring of your new CEO, expenses associated with the resignation of your former CEO, recruiting costs, consulting costs and an increase in bad debt expense in describing the change from 2004 to 2005. Similarly, in your discussion of cost of sales and gross margin for 2004, you refer to higher inventory reserves, higher product insurance costs and reduced costs from volume-related production savings. Please revise your MD&A to provide a meaningful discussion of each increase/decrease in your income statement line items along with the related dollar impact for those periods being compared.

Comparison of Years Ended December 31, 2004 and 2005, page 33

14. Please indicate why you experience the variance indicated between the average selling prices for products sold in the United States versus your international sales.

Research and development expenses, page 35

15. Please briefly indicate why you suspended research and development work on future products in 2004.

The Pillar Procedure..., page 47

16. In the table, add a footnote to explain the entry "In process" in the Pillar column on the "Reimbursement (OSA)" line.

Government Regulations, page 57

17. Please disclose with greater specificity the international countries in which your products are approved for sale. We note, for example, that you have indicated market potential in China and India but it is not clear whether your products are cleared for sale in those countries. We also note that you have sales into "Asia Pacific" and the "Middle East." Please tell us which countries you include in these categories.

Management, page 61

18. We note from your disclosure on page 15 that you recently hired a chief financial officer. Please tell us why you have not identified your CFO in your management section.

19. Please describe Mr. Foster`s business experience from 2003 until he joined your company in June 2004.

20. We note that Messers. Liszt and Nigon will become directors upon the completion of your offering. Please file the written consents of such persons as required by Rule 438 of the Securities Act.

Principal Stockholders, page 72

21. Please identify the natural person(s) with voting or investment control over the shares held by Bessemer Venture Partners, State
Street Bank & Trust, TH Lee Putnam Investment Trust and General
Electric Pension Trust.

Related-Party Transactions, page 75

22. As required by Item 404 of Regulation S-K, please include the monthly service fees paid to Venturi for the use and maintenance of certain equipment referred to in footnote 13 to your financial statements.

Common Stock, page 79

23. We note the disclosure in your second paragraph that all outstanding shares of your common stock are validly issued, fully paid and nonassessable and that the shares to be issued by you in your offering will be, when issued and paid for, validly issued, fully paid and nonassessable. This disclosure appears to be the opinion of legal counsel. If so, please revise your disclosure to indicate on whose opinion you have relied in making this disclosure and file all required consents.

Financial Statements

General

24. As appropriate, please revise to provide updated financial information as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Accounting Firm, page F-3 and consent

25. Upon consummation of the transaction and prior to the planned effectiveness of the Company`s public offering, please revise your report to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date; ensure the final version is compliant with Article 2 of Regulation S-X. Also, please file a consent with the pre-effective amendment.

Balance Sheets, page F-3

26. Revise to include a pro forma balance sheet (excluding effect of offering proceeds) along the side of the historical balance sheet to give effect to the conversion of your preferred stock that will occur in conjunction with the offering. Also, include a footnote to describe the basis of presentation of the pro forma balance sheet.

Note 1 - Summary of Significant Accounting Policies, page F-7

- (v) Recently Issued Accounting Statements, page F-14

27. Based on your current disclosures here and MD&A, we note that you are adopting SFAS 123(R) on January 1, 2006 using the modified prospective method. As stated in paragraph 72 and 83 of SFAS 123(R), nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method. Please revise or advise us.

Note 2 - Restatement of Financial Instruments, page F-15

Restated Statement of Cash Flows for the Year Ended December 31,
2003, page F-22

28. We note that you present a total adjustment to `non-cash interest expense` of $2,103,266 and reference this adjustment to items (a) and
(b). It appears that the adjustments you reference does not entirely account for the total amount of the adjustment. Please revise and tell us about the adjustments that were made by you other than those currently referenced.

Note 7 - Income Taxes, page F-26

29. Please confirm to us that the detail of the deferred tax assets shown on page F-27 for 2003 and 2004 are restated. If so, please revise to clearly label such information as restated. If not, please tell us how you considered the impact of the restatement adjustments disclosed in Note 2 on your deferred tax assets.

Note 10 - Stock Options, page F-33

30. Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price. We may have further comments in this regard when the amendment containing that information is filed.

Note 11 - Debt Financing Arrangement and Warrant Issuances, page
F-34

- 2003 Bridge Notes, page F-35

31. We note in June 2003 you issued convertible notes that were convertible into the next defined round of equity financing at a
25%
discount from the fair market price. In regards to your accounting for these convertible notes please tell us and revise to clarify the following:

* In connection with the original terms of the financing, the notes
provided for conversion into equity.  At the time of the issuance of
the notes and based on its original terms, tell us how you
considered
the guidance in SFAS 133 Implementation Issue B16 and paragraphs
12
and 13 of SFAS 133 in accounting for the conversion terms. It appears that the debt instrument contained an embedded put option and the value of the equity financing due to the holders of these notes provided for a higher rate of return on the debt.

* Clarify to us what you mean by "the contingent beneficial conversion feature was eliminated."

* We note your disclosure that upon the conversion of the 2003
Bridge
Notes into Series C-1 preferred stock in March 2004, the put was no longer outstanding and the remaining fair value of the put of $870,692 was recorded as a gain. Please tell us why you believed it was appropriate to record a gain on the conversion as oppose to reflecting the value of the bifurcated embedded feature (fair value of the put option liability) on conversion as part of the basis of the preferred stock.

* We note that the features of your 2002 Bridge Notes were similar to the 2003 Bridge Notes. In this regard, please apply this comment to the accounting for the 2002 Bridge Notes.

Note 17 - Subsequent Events, page F-39

32. Please confirm our understanding that the 1-for-2 reverse stock split of all of your issued and outstanding common stock will occur before the effectiveness of your registration statement.

Part II

Item 13.  Other Expenses of Issuance and Distribution, page II-1

33. Please include as a separate item any premium paid on any policy obtained in connection with your offering which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of your securities. Refer to Instruction to Item 511 of Regulation S-K.

Item 16.  Exhibits, page II-4

34. Please file the 2002 and 2003 bridge loan agreements and notes as exhibits to your registration statement.

Item 17.  Undertakings, page II-5

35. Please include the undertakings in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin L. Vaughn at (202) 551-3643 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3800 with any other questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Kenneth L. Cutler, Esq.
	Robert A. Kuhns, Esq.
J. Robert Paulson, Jr.
Restore Medical, Inc.
April 7, 2006
Page 9